CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
April 3, 2007
CONFIDENTIAL
VIA EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Allied Capital Corporation — Preliminary Proxy Statement filed on March 13, 2007
Dear Mr. Greene:
     On behalf of Allied Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone call on March 20, 2007 regarding the Company’s preliminary proxy statement filed on March 13, 2007 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.
General
1.	Comment: Refrain from using all capital letters in various sections of the proxy statement.

Response: The Company has revised the Proxy Statement in response to this comment.

2.	Comment: Under “Additional Solicitation,” please state how abstentions and Broker Non-Votes will be voted in the case of an adjournment.

Response: The Company has revised the Proxy Statement in response to this comment.

U.S. Securities and Exchange Commission
April 3, 2007

Page 43, Proposal 3. Approval of an Amendment to the Restated Articles of Incorporation to Increase the Total Number of Authorized Shares of Common Stock
3.	Comment: Please state that the issuance of additional shares of common stock might dilute the ownership and voting rights of current stockholders.

Response: The Company has revised the Proxy Statement in response to this comment.

4.	Comment: Include additional disclosure in the Proxy Statement that explains what is meant by the following statement: “Historically, this process has enable the Company to raise equity on an accretive basis for existing stockholders of common stock.”

Response: The Company has revised the Proxy Statement in response to this comment.
General, Proposal 4. Approval to Amend the Company’s Stock Option Plan
5.	Comment: In connection with its Amended Stock Option Plan, confirm that the Company is relying on Section 61(a)(3)(B) of the Investment Company Act of 1940, as amended.

Response: The Company’s Amended Stock Option Plan complies with Section 61(a)(3)(B) of the Investment Company Act of 1940, as amended.
Page 44, Proposal 4. Approval to Amend the Company’s Stock Option Plan
6.	Comment: Explain whether the following sentence, set forth in the fifth paragraph on page 44, that all less favorable alternatives are unavailable to the Company because of its status as a business development company or just option repricing: “The Company believes that restoring the number of shares of common stock available under the Option Plan to 20% of the Company’s total shares outstanding, on a fully diluted basis, is reasonable and appropriate and achieves its competitive compensation objectives without compromising stockholder value through less favorable alternatives, such as option repricing, which are unavailable to the Company because of its status as a BDC.”

Response: The Company has revised the Proxy Statement in response to this comment.
Page 45, Proposal 4. Approval to Amend the Company’s Stock Option Plan
7.	Comment: Include a reference in the section entitled “Description of Option Plan — Authorization” that non-officer directors receive an annual grant of 5,000 options on the day of the Annual Meeting of Stockholders.

Response: The Company has revised the Proxy Statement in response to this comment.

U.S. Securities and Exchange Commission
April 3, 2007

Page 45, Proposal 4. Approval to Amend the Company’s Stock Option Plan
8.	Comment: In the section entitled “Description of Option Plan — Terms of Options” it provides that, “Stock options are granted under the Option Plan at a price not less than the prevailing market value at the time of grant and will have a realizable value only if the Company’s stock price increases.” Explain the reference to the “time of grant.”

Response: The Company has revised the Proxy Statement in response to this comment.
Page 46, Proposal 4. Approval to Amend the Company’s Stock Option Plan
9.	Comment: In the section entitled “Description of Option Plan — Participants — non-officer directors” modify the first sentence so that it clearly states that option grants to non-officer directors are made pursuant to the Company’s Amended Stock Option Plan.

Response: The Company has revised the Proxy Statement in response to this comment.
10.	Comment: In the section entitled “Description of Option Plan — Exercise of Options” explain the reference to “the then-current fair market value” in the following sentence” “Option are exercisable at a price equal to the fair market value of the shares at the time the option is granted, except with respect to options that are intended to be incentive stock options (within the meaning of the Code) and that are granted to any holder of 10% or more of the Company’s outstanding shares, in which case the exercise price will be not less than 110% of the then-current fair market value.”

Response: The Company has revised the Proxy Statement in response to this comment.
Page 47, Proposal 4. Approval to Amend the Company’s Stock Option Plan
11.	Comment: In the section entitled “Description of Option Plan — Payment for Shares,” include a statement that the Company provided loans to its officer-optionees prior to July 30, 2002.

Response: The Company has revised the Proxy Statement in response to this comment.

12.	Comment: In the section entitled “Description of Option Plan — Amendment and Termination,”confirm that it is the Board of Directors and not the Compensation Committee that may revise or terminate the Option Plan at any time.

Response: The Company has revised the Proxy Statement in response to this comment.

U.S. Securities and Exchange Commission
April 3, 2007

13.	Comment: Confirm that any modifications or revisions to the Amended Stock Option Plan by the Board of Directors or adjustments to any option grants will comply with the provisions of the 1940 Act.

Response: The Company has revised the Proxy Statement in response to this comment.
     With respect to adjustments to the exercise price of outstanding stock options, the Company represents that it will not adjust the exercise price of its outstanding stock options pursuant to the anti-dilution provisions contained in its Amended Stock Option Plan without first receiving formal or informal guidance from the Staff of the SEC to the effect that it does not object to such adjustment.
Proxy Card
14.	Comment: In Proposal 4, please additional information regarding the action to be taken.

Response: The Company has revised the Proxy Statement in response to this comment.

*	*	*
     The disclosure in the Proxy Statement is the responsibility of the Company. The Company acknowledges that comments from the Staff of the Securities and Exchange Commission or changes made in response to Staff comments in the proposed disclosure in the Proxy Statement does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Proxy Statement.
     If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus